
May 20, 2011

Yanhong Ren
Chief Financial Officer
DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi'an, the People's Republic of China 710043

      Re: **DK Sinopharma, Inc.**
             Form 10-K for the Fiscal Year ended September 30, 2009
             Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
             Forms 10-Q and 10-Q/A for the Quarterly Period ended June 30, 2010
             File No. 333-156302

Dear Mr. Ren:

      We issued comments to you on the above captioned filings on March 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 6, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by June 6, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

                          Sincerely,

                          Jim B. Rosenberg
                          Senior Assistant Chief Accountant